SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 20 September 2004

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

1. Notification of directors' dealing in securities dated 15 September 2004
2. Notification of directors' dealing in securities dated 20 September 2004

15 September 2004

The JSE Securities Exchange South Africa
Listings Division
One Exchange Square
Gwen lane
SANDOWN
2196

Dear Sirs

TRANSACTIONS IN SECURITIES OF SASOL LIMITED BY DIRECTORS

In compliance with Rule 3.63 – 3.65 of the Listings Requirements of the JSE Securities Exchange South Africa, you are requested to announce the following transactions in securities of Sasol Limited by directors of the Company:

Name	P V Cox	L P A Davies	N L Joubert
Office held	**Director**	**Director**	**Company Secretary and director of major subsidiary**
Company	**Sasol Limited**	**Sasol Limited**	**Sasol Limited**
Date transaction effected	9 September 2004	14 September 2004	9 September 2004
Offer date	9 September 2004	9 September 2004	9 September 2004
Offer expiry date	9 September 2013	9 September 2013	9 September 2013
Offer price per share	R111,20	R111,20	R111,20
Exercise price per share	R113,90	N/A	N/A
Number of shares	84 200	39 700	16 200
Total value	R9 363 040,00	R4 414 640,00	R1 801 440,00
Vesting periods	2 years – one third 4 years – second third 6 years – final third	2 years – one third 4 years – second third 6 years – final third	2 years – one third 4 years – second third 6 years – final third
Class of shares	Ordinary no par value	Ordinary no par value	Ordinary no par value
Nature of transaction	Acceptance and exercise of options to purchase shares	Acceptance of options to purchase shares	Acceptance of options to purchase shares
Nature and extent of Director's interest	Option holder	Option holder	Option holder
Clearance given in terms of paragraph 3.66	Yes	Yes	Yes

TRANSACTIONS IN SECURITIES OF SASOL LIMITED BY DIRECTORS OF MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.65 of the Listings Requirements of the JSE Securities Exchange South Africa, you are requested to announce the transactions in securities of Sasol Limited by directors of a major subsidiary of the Company as per the schedule attached.

Kind regards
SASOL LIMITED

MICHELLE DU TOIT

MANAGER: COMPANY SECRETARIAL SERVICES

Name	M Sieberhagen	J A Botha	C P Buys
Office Held	**Director of major subsidiary of Sasol Limited**	**Director of major subsidiary of Sasol Limited**	**Director of major subsidiary of Sasol Limited**
Company	**Sasol Synfuels (Pty) Limited**	**Sasol Synfuels (Pty) Limited**	**Sasol Synfuels (Pty) Limited**
Date transaction effected	13 September 2004	10 September 2004	13 September 2004
Offer date	9 September 2004	9 September 2004	9 September 2004
Offer expiry date	9 September 2013	9 September 2013	9 September 2013
Offer price per share	R111,20	R111,20	R111,20
Exercise price per share	R118,40	R117,75	N/A/
Number of shares	6 500	19 900	4 700
Total value	R722 800,00	R2 212 880,00	R522 640,00
Vesting periods	2 years – one third 4 years – second third 6 years – final third	2 years – one third 4 years – second third 6 years – final third	2 years – one third 4 years – second third 6 years – final third
Class of shares	Ordinary no par value	Ordinary no par value	Ordinary no par value
Nature of transaction	Acceptance and exercise of options to purchase shares	Acceptance and exercise of options to purchase shares	Acceptance of options to purchase shares
Nature and extent of Director's interest	Option holder	Option holder	Option holder
Clearance given in terms of paragraph 3.66	Yes	Yes	Yes

Name	J C A Naude	J A van der Westhuizen	A Zwiegelaar
Office Held	**Director of major subsidiary of Sasol Limited**	**Director of major subsidiary of Sasol Limited**	**Director of major subsidiary of Sasol Limited**
Company	**Sasol Synfuels (Pty) Limited**	**Sasol Synfuels (Pty) Limited**	**Sasol Synfuels (Pty) Limited**
Date transaction effected	10 September 2004	10 September 2004	9 September 2004
Offer date	9 September 2004	9 September 2004	9 September 2004
Offer expiry date	9 September 2013	9 September 2013	9 September 2013
Offer price per share	R111,20	R111,20	R111,20
Exercise price per share	N/A	R117,75	R113,90
Number of shares	5 700	17 000	5 700
Total value	R633 840,00	R1 890 400,00	R633 840,00
Vesting periods	2 years – one third 4 years – second third 6 years – final third	2 years – one third 4 years – second third 6 years – final third	2 years – one third 4 years – second third 6 years – final third
Class of shares	Ordinary no par value	Ordinary no par value	Ordinary no par value
Nature of transaction	Acceptance of options to purchase shares	Acceptance and exercise of options to purchase shares	Acceptance and exercise of options to purchase shares
Nature and extent of Director's interest	Option holder	Option holder	Option holder
Clearance given in terms of paragraph 3.66	Yes	Yes	Yes

DIRECTOR'S DEALING IN SECURITIES

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, we hereby announce the following transaction in securities of Sasol Limited by directors of a major subsidiary of the Company:

Name	C F Rademan
Office held	Director of major subsidiary of Sasol Limited
Company	Sasol Synfuels (Pty) Limited
Date transaction effected	17 September 2004
Offer date	9 September 2004
Offer expiry date	9 September 2013
Offer price per share	R111,20
Exercise price per share	R123,80
Number of shares	7 400
Total value	R822 880,00
Vesting periods	2 years – one third
	4 years – second third
	6 years – final third
Class of shares	Ordinary no par value
Nature of transaction	Acceptance and exercise of options to purchase shares
Nature and extent of Director's interest	Option holder
Clearance given in terms of paragraph 3.66	Yes

20 September 2004
Johannesburg

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 September 2004

By: /s/   N L Joubert
               Name: Nereus Louis Joubert
               Title: Company Secretary